UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35130 / February 14, 2024

In the Matter of   :
      :

CAZ Strategic Opportunities Fund   :
CAZ Investments LP   :
CAZ Investments Registered Adviser LLC   :
CAZ AI Fund, L.P.   :
CAZ Barbell Fund, L.P.   :
CAZ Barbell (QP) Fund, L.P.   :
CAZ Barbell Offshore Fund, Ltd.   :
CAZ Co-Investment Opportunities Fund, L.P. – 100T Portfolio   :
CAZ Co-Investment Opportunities Fund, L.P. – ACP Portfolio   :
CAZ Co-Investment Opportunities Fund, L.P. – CLS Portfolio   :
CAZ Co-Investment Opportunities Fund, L.P. – Didi Portfolio   :
CAZ Co-Investment Opportunities Fund, L.P. – Didi B Portfolio   :
CAZ Co-Investment Opportunities Fund, L.P. – Fundbox Portfolio   :
CAZ Co-Investment Opportunities Fund, L.P. – HPE Portfolio   :
CAZ Co-Investment Opportunities Fund, L.P. – HPE (UB) Portfolio   :
CAZ Co-Investment Opportunities Fund, L.P. – IF Portfolio   :
CAZ Co-Investment Opportunities Fund, L.P. – ISQ Portfolio   :
CAZ Co-Investment Opportunities Fund, L.P. – MCP Portfolio   :
CAZ Co-Investment Opportunities Fund, L.P. – MSouth Portfolio   :
CAZ Co-Investment Opportunities Fund, L.P. – ORTF2 Portfolio   :
CAZ Co-Investment Opportunities Fund, L.P. – PLT Portfolio   :
CAZ Co-Investment Opportunities Fund, L.P. – PLT (UB) Portfolio   :
CAZ Co-Investment Opportunities Fund, L.P. – RS Portfolio   :
CAZ Co-Investment Opportunities Fund, L.P. – RVS Portfolio   :
CAZ Co-Investment Opportunities Fund, L.P. – STP Portfolio   :
CAZ Co-Investment Opportunities Fund, L.P. – STP-RVS Portfolio   :
CAZ Co-Investment Opportunities Fund, L.P. – VEP (UB) Portfolio   :
CAZ Co-Investment Opportunities Fund, L.P. – VEP Portfolio   :
CAZ Co-Investment Opportunities Liquid Fund, L.P. – Opendoor II Portfolio   :
CAZ Co-Investment Opportunities Liquid Fund, L.P. – Didi II Portfolio   :
CAZ Credit Opportunity, L.P.   :
CAZ Credit Opportunity (TE), L.P.   :
CAZ DFG Diversified Fund, L.P. – Vintage I Portfolio   :
CAZ Disruptive Technology Fund, L.P. – KV Portfolio   :
CAZ Dislocation Opportunities Fund, L.P.   :
CAZ Dislocation Opportunities Fund – TE, L.P.   :
CAZ Diversified Alternatives Fund, L.P.   :

CAZ Diversified Private Investments Founders Class Fund, L.P.	:
CAZ Diversified Private Investments Class A Fund, L.P.	:
CAZ Diversified Private Investments Class B Fund – TE, L.P.	:
CAZ Diversified Private Investments Class C Fund, L.P.	:
CAZ Diversified Private Investments Class D Fund – TE, L.P.	:
CAZ Energy Evolution Fund, L.P.	:
CAZ Energy Evolution Fund – TE, L.P.	:
CAZ Energy Infrastructure Fund III, L.P.	:
CAZ Energy Infrastructure Fund III-C, L.P.	:
CAZ Energy Infrastructure Fund IV, L.P.	:
CAZ Enterprise Software Opportunities Fund, L.P.	:
CAZ eSports Fund, L.P. – Artist eSports Edge Portfolio	:
CAZ eSports Fund, L.P. – Artist SPV D Portfolio	:
CAZ GP Ownership Class A Fund, L.P.	:
CAZ GP Ownership Class B Fund – TE, L.P.	:
CAZ GP Ownership Class C Fund, L.P.	:
CAZ GP Ownership Class D Fund – TE, L.P.	:
CAZ GP Ownership Class E Fund, L.P.	:
CAZ GP Ownership Class F Fund – TE, L.P.	:
CAZ Halcyon Strategic Opportunities Fund, L.P.	:
CAZ Halcyon Offshore Strategic Opportunities Fund, L.P.	:
CAZ Healthcare Fund – Israel II, L.P.	:
CAZ ICON Fund, L.P.	:
CAZ ICON B Fund, L.P.	:
CAZ Medical Royalty Fund II, L.P.	:
CAZ Medical Royalty Fund III, L.P.	:
CAZ Merchant WP I Fund, L.P.	:
CAZ Partners Fund, L.P.	:
CAZ Partners Fund Liquid Income (TE), L.P.	:
CAZ Private Energy Fund, L.P.	:
CAZ Private Equity Access Fund II, L.P. – Onshore Series	:
CAZ Private Equity Access Fund II, L.P. – Onshore (QP) Series	:
CAZ Private Equity Access Fund II, L.P. – Offshore Series	:
CAZ Private Equity Access Fund II, L.P. – Non-Conduit Series	:
CAZ Private Equity Ownership Fund, L.P.	:
CAZ Private Equity Ownership (TE) Fund, L.P.	:
CAZ Private Equity Ownership Fund II, L.P.	:
CAZ Private Equity Ownership Fund II (NC), L.P.	:
CAZ Private Equity Ownership Fund III, L.P.	:
CAZ Private Equity Ownership Fund III-F, L.P.	:
CAZ Private Equity Ownership BCP2 Fund, L.P.	:
CAZ Private Equity Ownership D5 Fund, L.P.	:
CAZ Private Equity Ownership D5 Fund – TE, L.P.	:
CAZ Private Income Fund, L.P.	:
CAZ Professional Sports Ownership Fund I, L.P.	:

CAZ Professional Sports Ownership Fund I – TE, L.P.   :
CAZ Risk Mitigation Fund, L.P. – Pure Hedge Portfolio   :
CAZ Risk Mitigation Fund, L.P. – Risk Mitigation Portfolio   :
CAZ Risk Mitigation Fund, L.P. – Risk Mitigation Plus Income Portfolio :
CAZ Risk Mitigation Plus Income Fund (TE), L.P.   :
CAZ Secondary Opportunities Fund, L.P.   :
CAZ Secondary Opportunities Fund – TE, L.P.   :
CAZ Valley Forge Fund, L.P.   :
                                                                      :
One Riverway, Suite 2000   :
Houston, TX 77056   :
                                                                      :
(812-15493)   :
                                                                      :

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

CAZ Strategic Opportunities Fund, *et al*. filed an application on August 10, 2023 and an amendment to the application on December 1, 2023, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies and closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On January 19, 2024, a notice of the filing of the application was issued (Investment Company Act Release No. 35094). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by CAZ Strategic Opportunities Fund, *et al*. (File No. 812-15493) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.